UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

826176 10 9

(CUSIP Number)

StockCross Financial Services, Inc.
9464 Wilshire Blvd.
Beverly Hills, CA 90212
800-225-6196

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176 10 9	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS StockCross Financial Services, Inc. (the “Reporting Person”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO, BD

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of December 29, 2017, which consists of (i) 22,085,126 shares (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2017) plus (ii) the 5,072,062 shares issued to the Reporting Person on December 29, 2017, as further described below.

CUSIP No. 826176 10 9	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”), whose principal executive offices are located at 120 Wall Street, New York, NY 10005.

Item 2.  Identity and Background.

This Schedule 13D is filed by StockCross Financial Services, Inc., a Massachusetts corporation. The Reporting Person is a broker dealer and FINRA (Financial Industry Regulatory Authority) member, whose principle business is financial/ brokerage services.

The address of the Reporting Persons is 9464 Wilshire Blvd., Beverly Hills, CA 90212 and the telephone number is (800) 225-6196.

During the past five years the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

As previously disclosed in the Issuer’s Current Report on Form 8-K, filed on June 28, 2017 (the “Original Form 8-K”), the Issuer, Muriel Siebert & Co., Inc. (“MSCO”) and the Reporting Person entered into an Asset Purchase Agreement, dated June 26, 2017 (the “Purchase Agreement”), pursuant to which MSCO would acquire (the “Acquisition”) certain retail broker-dealer assets of the Reporting Person (the “Assets”). The Acquisition was completed on December 29, 2017, and as consideration for the Assets, the Company issued 5,072,062 shares of its restricted Common Stock to the Reporting Person.

The Issuer filed with the SEC on January 5, 2018 a Current Report on Form 8-K reporting and describing the transactions giving rise to the requirement to file this Schedule 13D with the SEC (the “Transaction”), which is incorporated by reference in response to this Item 3.

On December 29, 2017, the Reporting Person transferred to its shareholders, in accordance with Mass. Gen. Laws Ann. ch. 156D, sec. 6.40 (Distributions to shareholders) (the “Transfer”), the 5,072,062 shares of Common Stock received by the Reporting Person on December 29, 2017. As a result of the Transfer, and as of the date of the filing of this Schedule 13D, the Reporting Person does not own any shares of Common Stock.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to sell the Assets to the Issuer.

CUSIP No. 826176 10 9	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

The Reporting Person does not beneficially own any shares of Common Stock of the Issuer, and does not have any shared voting and dispositive power over any shares of Common Stock of the Issuer. Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days. Except as otherwise described in this Schedule 13D, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock. As a result of the Transfer on December 29, 2017, as of the filing of this Schedule 13D, the Reporting Person does not own any shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Purchase Agreement

CUSIP No. 826176 10 9	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2018

StockCross Financial Services, Inc.

By:	/s/ Michael Colombino
Michael Colombino
Chief Financial Officer